TASEKO ANNOUNCES PURCHASE OF SHARES IN YELLOWHEAD MINING

November 8, 2012, Vancouver, BC– Taseko Mines Limited (TSX-V: TKO NYSE MKT: TGB) ("Taseko" or the “Company”) announces that it has acquired 7,692,307 common shares of Yellowhead Mining Inc. (“Yellowhead”) at a price of $0.65 per share pursuant to a private placement for subscription proceeds of $5 million.

Prior to the acquisition of these 7,692,307 shares, Taseko held 2,577,200 shares of Yellowhead representing approximately 4.8% of Yellowhead’s issued shares prior to the closing of the private placement. As a result of its participation in this private placement, Taseko now holds a total of 10,269,507 shares of Yellowhead, representing approximately 16.8% of the shares of Yellowhead currently issued and outstanding.

Yellowhead Mining is a publicly traded company with a 100% interest in the Harper Creek copper-gold-silver development project in south-central British Columbia. All of these shares of Yellowhead are held directly by Taseko and are being held for investment purposes. Taseko may in the future take such actions in respect of its Yellowhead shares as it deems appropriate in light of the market circumstances then existing, including the potential purchase of additional shares of Yellowhead through open market purchases or privately negotiated transactions, or the sale of all or a portion of such holdings in the open market or in privately negotiated transactions to one or more purchasers. There are no persons acting jointly or in concert with Taseko with respect to Taseko’s shareholdings in Yellowhead, nor has Taseko entered into any agreements in respect of its shareholdings in Yellowhead with any person with which Taseko acts jointly or in concert.

This news release is issued pursuant to Multilateral Instrument 62-104 of the Canadian Securities Administrators, which also requires a report to be filed with the British Columbia, Alberta and Ontario Securities Commissions, and with other Provincial Securities Commissions in Canada, containing information with respect to the foregoing matters.

For further information on Taseko, please see the Company’s website www.tasekomines.com or contact:

Brian Bergot, Director, Investor Relations - 778-373-4533 or toll free 1-877-441-4533

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.com and home jurisdiction filings that are available at www.sedar.com.